February 3, 2025

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Kazia Therapeutics Limited

Acceleration Request for Registration Statement on Form F-1

File No. 333-284606

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Kazia Therapeutics Limited (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 5, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Stephanie Richards of Goodwin Procter LLP at (617) 570-1927.

Sincerely,

KAZIA THERAPEUTICS LIMITED

/s/ John Friend
John Friend
Chief Executive Officer and Director

cc: John Friend, Chief Executive Officer and Director, Kazia Therapeutics Limited

Stephanie Richards, Esq., Goodwin Procter LLP